HANWHA SOLARONE ANNOUNCES NEW SENIOR DIRECTOR IN NORTH AMERICA
Will support the Company’s commitment to growth in the U.S. market

SHANGHAI, China, March 1, 2011 – Hanwha SolarOne Co., Ltd. ("Hanwha SolarOne" or the "Company") (NASDAQ: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced the appointment of Mr. Raymond Farrell as Senior Director of Eastern Region covering the Eastern United States.  Mr. Farrell is an accomplished business development and distribution professional with more than two decades of experience.

With the addition of Mr. Farrell, Hanwha SolarOne has bolstered its U.S. customer service and project development support force.  Mr. Farrell will be responsible for managing distributors and customer support in the Eastern United States among utility, commercial, and residential sectors.

Prior to joining Hanwha SolarOne, Mr. Farrell was Regional Vice President at Broder Bros., Co, a Pennsylvania-based wholesale distributor.  At Broder Bros., he was responsible for managing a sales team covering the Northeast United States.  Prior to Broder Bros., he held multiple positions at Sandvik Coromant, including Eastern Zone Manager, leading his region to two years of record growth.

“I am very excited to have Ray join our team during this important growth phase in the U.S. market,” said Bruce Ludemann, VP and General Manager for North America. “Ray’s twenty years of experience building distribution networks will prove extremely valuable in supporting our North American team and executing Hanwha SolarOne’s national and regional distribution strategy.”

SAFE HARBOR STATEMENT
This press release contains forward-looking statements.  These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne
Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices.  Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial/government, and residential markets.  The company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program.  The Company benefits from its strategic partnership with its largest shareholder Hanwha Group who is active in solar project development and financing and plans to produce polysilicon in the future.  For more information visit: www.hanwha-solarone.com.
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For further information, please contact:

Investor Contact:
Paul Combs
V.P. Strategic Planning
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail: paul.combs@hanwha-solarone.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com
Tip Fleming
Tel:  + 852 9212 0684
E-mail:  tfleming@ChristensenIR.com